BALLROOM DANCE FITNESS INC.
                             1150  Hillsboro  Mile
                               Suite 1004  2-102
                        Hillsboro Beach, Florida 33062
                                (954) 684 8288


                                August 9, 2012

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549
Attention: Loan Lauren P. Nguyen-Special Counsel

Re: 	BALLROOM DANCE FITNESS INC. (the "Company")
  	Registration Statement on Form S-1
	File No. 333-167249


Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 4:00 (Eastern Standard Time) on August 10, 2012 or as soon thereafter as is practicable.

In connection with the Company's request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges the undertakings in Rule 461 and that:

*	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*	The Company may not assert this action as defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your assistance.

Very truly yours,
BALLROOM DANCE FITNESS INC.

/s/ William G. Forhan
----------------------------------
William G. Forhan

Chief Executive Officer,
Chief Financial Officer,
President, Treasurer
Director and (Principal Accounting Officer)